Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2013

For information
Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone:	514 397-1410 ext. 101
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month and the six-month periods ended June 30, 2013. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2013, and our audited consolidated financial statements for the year ended December 31, 2012, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 19.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2013

  Q2 2013 net loss of $1.1 million, or $0.03 per share, versus Q2 2012 net loss from continuing operations of $2.9 million, or $0.09 per share;

  Gold sales of 12,826 ounces at an average selling price of $1,389 (US$1,367) per ounce in the second quarter of 2013, versus gold sales of 14,611 ounces at an average selling price of $1,617 (US$1,618) per ounce in the year-ago period;

  Significant production improvement at the Beaufor Mine in Q2 2013; gold sales of 6,352 ounces driven by notably higher head grade of 7.15 g/t, versus 4.48 g/t in the year ago period;

  Disappointing Q2 2013 gold sales at Island Gold Mine of 6,474 ounces, a reflection of a lower head grade of 4.46 g/t, versus 5.45 g/t in the second quarter of 2012, and mechanical problems with haulage equipment that led to a 26% decline in processed tonnage year-over-year;

  Successful bulk samples completed at W Zone and Monique Gold projects; commercial production at both operations expected to begin in early October, contributing approximately 7,000 ounces to forecasted annual commercial gold production levels;

  Letter of Offer received for a Senior Secured Credit Facility for up to US$50 million from Macquarie Bank Limited to fund the long-term development of the Island Gold Deep project;

  13,797 metres of exploration drilling completed at Island Gold Deep project in Q2 2013, bringing year-to-date exploration to 25,389 metres. Additional drilling has largely been comprised of step-out holes from the previously established estimated Inferred resources of 508,000 ozs, with preliminary analysis indicating that the C Zone continues to expand and remains open in all directions. Updated resource for project expected in Q3 2013;

  Cash and cash equivalents of $26.5 million at June 30, 2013; no gold or currency hedging contracts, minimal long- term debt of $1.3 million, working capital of $29.5 million, and 39.6 million shares outstanding.

02
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Second Quarter 2013 Overview

Commenting on Richmont’s second quarter operational performance, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “We are very pleased with the notable improvements at our Beaufor Mine this quarter, and the 53% year-over-year decrease in cash cost per ounce at the mine to $777 (US$765) is testament to the selective mining approach that we have implemented over the past quarter and to the work ethic of our employees who have embraced and adopted our newly-implemented measures. Also of note in the second quarter were the successful bulk samples taken from our W Zone and Monique projects, which are now proceeding to commercial production. With the additional material from these operations, our Camflo Mill is now operating at full capacity and we expect it to deliver lower unit costs. At Island Gold, our Island Gold Deep project continues to progress on schedule, but our operational performance at the mine was below expectations for the quarter. Reasons include mechanical issues at the mill which have since been resolved, and haulage equipment shortages that we have addressed by acquiring four new 30 tonne capacity Caterpillar trucks under capital lease programs. While the new equipment will translate into improvements in the latter half of this year and thereafter, our year-to-date production levels at Island Gold are below budgeted levels. That being said, we expect the improved performance at Beaufor to largely mitigate lower production from Island Gold.”

He continued: “The second quarter was overall a positive one for the Corporation as two important milestones were achieved at our W Zone and Monique projects, and a major improvement was experienced at Beaufor. Moreover, our Island Gold Deep development project continues to advance, and we expect to complete a new resource estimate in the third quarter. The one disappointing area in the quarter was the performance of our Island Gold Mine, but the issues were mostly mechanically-related, and measures have been taken to rectify the situation. With respect to our balance sheet, we remain mindful of the difficult conditions in the gold and capital markets, and we continue to pare back expenses wherever we can all the while maintaining the forward momentum of the Corporation.”

03
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,415	1,609	1,523	1,651
Average market price (CAN$)	1,437	1,608	1,547	1,650
Average selling price (US$)	1,367	1,618	1,495	1,655
Average selling price (CAN$)	1,389	1,617	1,519	1,654
Average exchange rate (US$/CAN$)	1.0159	0.9996[2]	1.0159	0.9996[2]
Ounces of gold sold	12,826	14,611	27,087	31,041
Average cash cost (US$/ounce)[3]	999	1,097	1,149	1,027
Average cash cost (CAN$/ounce)[3]	1,015	1,097	1,167	1,027

KEY FINANCIAL DATA
Revenues	17,835	23,686	41,233	51,790
Net loss from continuing operations	(1,090)	(2,923)	(3,330)	(834)
Net loss from discontinued operation	-	(27,943)	-	(28,002)
Net loss	(1,090)	(30,866)	(3,330)	(28,836)
Net loss per share	(0.03)	(0.92)	(0.08)	(0.86)
Adjusted net earnings (loss)	(1,090)	(2,128)[4]	(3,330)	622[5]
Cash flows from (used in) operating activities	(2,966)	(4,460)	(9,741)	2,369
Investment in property, plant and equipment	14,218	9,780	23,562	21,705

			June 30,	December 31,
			2013	2012

Cash and cash equivalents			26,459	59,810
Total assets			144,257	148,244
Shareholders’ equity			115,818	118,363
Shares outstanding (thousands)			39,596	39,566

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)			1.52	3.01
CAN$ (TSX)			1.58	2.99
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce, and adjusted net earnings (loss). These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 17 of this MD&A.

[2]	Average exchange rate used for year 2012.
[3]	The cash cost includes operating costs and royalties.
[4]

Adjusted net loss exclude the payment of $1,083 ($795 after-tax) of the $1,986 ($1,456 after-tax) total severance compensation to the Corporation’s ex- President and CEO and the net loss of $33,258 ($27,943 after-tax) from discontinued operation.

[5]

Adjusted net earnings exclude the payment of the $1,986 ($1,456 after-tax) total severance compensation to the Corporation’s ex-President and CEO and the net loss of $33,317 ($28,002 after-tax) from discontinued operation.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

04
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2013

Richmont generated revenues of $17.8 million in the second quarter of 2013, below the $23.7 million of revenues generated in the comparable quarter of 2012. The decline reflects a 12% decrease in the number of gold ounces sold, due primarily to lower head grade and tonnage at the Island Gold Mine, and a lower average selling price of $1,389 (US$1,367) per ounce, versus $1,617 (US$1,618) in the second quarter of 2012.

Cost of sales, which includes operating costs, royalties and depreciation and depletion expenses, totaled $15.2 million in the second quarter of 2013 versus $18.5 million in the comparable period last year, reflecting a 26% decrease in processed tonnage at Island Gold Mine and a lower cost per tonne at the Beaufor Mine. Second quarter costs per tonne at the Beaufor Mine decreased 24% year-over-year, mainly attributable to the lower levels of development and definition drilling completed in the current quarter. However, costs per tonne at the Island Gold Mine increased 13% year-over-year as a result of lower processed tonnage, and a temporary mechanical problem at the mill that necessitated a short-term rental of equipment from an outside supplier. The average cash cost per ounce of gold decreased to $1,015 (US$999) in the second quarter of 2013, from $1,097 (US$1,097) in the second quarter of 2012, as the significantly improved cash cost per ounce at the Beaufor Mine offset the higher cash cost per ounce at the Island Gold Mine.

Exploration and project evaluation expenses totaled $2.3 million in the second quarter of 2013, versus $5.3 million in the comparable period last year. The decrease reflects the cessation of exploration drilling activities at the Wasamac Gold Property at the end of 2012, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits of $0.2 million, were approximately $1.2 million at the Island Gold Mine and $0.6 million at the Beaufor Mine, while exploration and project evaluation costs at other assets amounted to $0.7 million during the current quarter.

Administration expenses totaled $1.6 million in the second quarter of 2013, down $1.9 million from $3.5 million in the comparable period of 2012. This decrease reflects lower stock-based and Board of Director compensation levels and the inclusion of the payment of $1.1 million in severance to the Corporation’s past President and CEO in the second quarter of last year.

The mining and income tax expense for the second quarter of 2013 totaled $0.03 million. During this quarter, an exploration tax credit of $1.2 million was earned. This amount included $0.3 million that was booked against exploration expenses and $0.9 million that was applied against property, plant and equipment, an amount that is related to the W Zone and Monique projects. The mining and income tax recovery for the second quarter of 2012 amounted to $0.7 million, or 20% of the Corporation’s pre-tax loss of $3.7 million, including an expense for previous year of $0.5 million.

05
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont incurred a net loss of $1.1 million, or $0.03 per share, in the second quarter of 2013, compared to a net loss from continuing operations of $2.9 million, or $0.09 per share, in the comparable period last year, which excluded a $33.2 million ($27.9 million after-tax) write-down of Francoeur Mine assets.

Six-month period ended June 30, 2013

Richmont generated revenues of $41.2 million for the six-month period ended June 30, 2013, compared to revenues of $51.8 million for the comparable period of 2012, reflecting a 13% decrease in the number of ounces of gold sold and a 8% decrease in the average selling price per ounce of gold in Canadian dollars. The average selling price per ounce of gold decreased to $1,519 (US$1,495) per ounce in the first six months of 2013, down from $1,654 (US$1,655) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related depreciation and depletion expenses, were $36.2 million in the first half of 2013, relatively unchanged from $36.9 million in the comparable period last year. This reflected a 13% increase in tonnage from the Beaufor Mine, offset by a comparable 12% decrease in tonnage at the Island Gold Mine. Cost per tonne at the Beaufor Mine declined 13% year-over-year, a reflection of the higher processed tonnage and lower levels of definition drilling. Cost per tonne increased a comparable 12% at the Island Gold Mine as a result of lower processed tonnage, and higher per tonne milling costs which was due to a temporary mechanical problem in the second quarter that necessitated a short-term rental of equipment from an outside supplier. The average cash cost per ounce of gold increased to $1,167 (US$1,149) in the first half of 2013, from $1,027 (US$1,027) in the comparable period of 2012, reflecting the lower tonnage and average processed grade at the Island Gold Mine.

Exploration and project evaluation costs totaled $5.0 million during the first half of 2013, compared with $9.5 million during the same period in 2012. The decrease reflects the discontinuation of the extensive exploration drilling program at the Wasamac Gold Property, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. Lower exploration expenses at the Monique Gold Project also contributed to the decrease. On a segmented basis, exploration costs, excluding depreciation and exploration tax credits of $0.4 million, were approximately $2.6 million at the Island Gold Mine and $1.2 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $1.6 million during the first half of the year.

Administration expenses totaled $3.7 million in the first six months of 2013 versus $6.3 million in the comparable period of 2012. The lower overall cost was related to lower non-cash expenses for share-based compensation, lower Board of Director compensation, and the payment of $2.0 million in severance compensation to the Corporation’s past President and CEO in the year-ago period.

For the first six months of 2013, the mining and income tax expense totaled $0.07 million. During this six-month period, an exploration tax credit of $2.0 million was earned. This amount included $0.6 million that was booked against exploration expenses and $1.4 million that was applied against property, plant and equipment, an amount that is related to the W Zone and Monique projects. The mining and income tax recovery for the first six months of 2012 amounted to $0.01 million and included an expense for previous year of $0.2 million.

06
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont incurred a net loss of $3.3 million, or $0.08 per share, in the first six months of 2013. This compared to a net loss from continuing operations of $0.8 million, or $0.02 per share, incurred in the comparable period last year, which excluded a $33.2 million ($28.0 million after-tax) write-down on the discontinued Francoeur Mine.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Tonnes	47,220	63,488	107,414	121,411
Head grade (g/t)	4.46	5.45	4.71	5.52
Gold recovery (%)	95.56	96.21	95.60	96.09
Recovered grade (g/t)	4.26	5.25	4.50	5.30
Ounces sold	6,474	10,711	15,534	20,689
Cash cost per ounce (US$)	1,229	900	1,179	902

Investment in property, plant and equipment	3,346	2,240	6,458	4,555
Investment in Island Gold Deep project	4,499	-	6,022	-
Exploration expenses	1,157	2,984	2,620	4,999

Deferred development (metres)	500	204	848	552

Diamond drilling (metres)
Definition	12,801	8,030	17,950	12,522
Exploration	4,544	13,543	7,299	24,889

A total of 47,220 tonnes of ore were processed from the Island Gold Mine during the second quarter of 2013 at a grade of 4.46 g/t, below the 63,488 tonnes of ore processed in the comparable period in 2012 at a grade of 5.45 g/t, with lower tonnage levels in the current quarter due to mechanical problems with haulage equipment and mechanical issues at the mill. To address the haulage issue, the Corporation has acquired four new 30 tonne Caterpillar trucks under capital lease programs, which have a higher payload and greater efficiency than the existing fleet. The Island Gold Mine sold a total of 6,474 ounces of gold at an average price of $1,404 (US$1,382) per ounce in the second quarter of 2013, versus gold sales of 10,711 ounces of gold at an average price of $1,621 (US$1,622) per ounce in the comparable period last year. Lower tonnage and recovered grade, combined with a higher cost per tonne, most notably in milling due to mechanical issues that necessitated a short-term rental of equipment from an outside supplier, and which have now been resolved, translated into cash cost per ounce increasing to $1,249 (US$1,229) in the current quarter, from $900 (US$900) last year.

07
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In the first six months of 2013, a total of 107,414 tonnes were processed from the Island Gold Mine at a grade of 4.71 g/t, and 15,534 ounces of gold were sold at an average price of $1,541 (US$1,517) per ounce. This compared to tonnage of 121,411, a grade of 5.52 g/t, and gold sales of 20,689 ounces at an average price of $1,652 (US$1,653) per ounce in the comparable six month period of 2012. The year-over-year variance reflects lower average grade, and lower tonnage that was attributable to mechanical problems with haulage equipment during the second quarter. When combined with a higher cost per tonne, largely attributable to a mill equipment rental expense as detailed above, translated in cash cost per ounce increasing to $1,198 (US$1,179) in the first half of the year, from $902 (US$902) in the year-ago period.

The Corporation is slightly modifying its 2013 production guidance for Island Gold to approximately 38,000 ounces of gold, from approximately 45,000 ounces previously, to account for lower than expected production realized year-to-date. The Corporation expects this production shortfall to be offset by higher production from the Beaufor Mine.

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Tonnes	28,146	27,739	65,215	57,726
Head grade (g/t)	7.15	4.48	5.63	5.69
Gold recovery (%)	98.12	97.60	97.82	98.09
Recovered grade (g/t)	7.02	4.37	5.51	5.58
Ounces sold	6,352	3,900	11,553	10,352
Cash cost per ounce (US$)	765	1,639	1,109	1,277

Investment in property, plant and equipment	30	152	238	621
Exploration expenses	639	589	1,236	929

Deferred development (metres)	-	-	-	238

Diamond drilling (metres)
Definition	950	2,955	2,877	5,357
Exploration	5,836	4,106	14,144	9,542

A total of 28,146 tonnes of ore were processed from the Beaufor Mine in the second quarter of 2013, a slight increase from the 27,739 tonnes processed in the year-ago period. Head grades increased significantly to 7.15 g/t in the current quarter from 4.48 g/t in the year-ago period, driven by the Corporation’s emphasis on increasing tonnage from higher grade room and pillar mining areas, while reducing levels of processed lower grade development ore. Improved grade and tonnage translated into a lower cash cost per ounce of $777 (US$765), a significant improvement from $1,638 (US$1,639) in the comparable year-ago period, and the cash cost levels of $1,552 (US$1,528) in the first quarter of 2013. A total of 6,352 ounces of gold were sold in the second quarter of 2013 at an average price of $1,373 (US$1,352), well above the 3,900 ounces of gold sold at an average price of $1,607 (US$1,608) in the comparable period of 2012.

08
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the first six months of 2013, a total of 65,215 tonnes of ore were processed from the Beaufor Mine at a head grade of 5.63 g/t, and 11,553 ounces of gold were sold at an average price of $1,489 (US$1,466) per ounce. In the first six months of 2012, 57,726 tonnes of Beaufor Mine ore were processed at a head grade of 5.69 g/t, and 10,352 ounces of gold were sold at an average price of $1,657 (US$1,658) per ounce. As a result of the improved tonnage and consistent grade, a reflection of the efficiency improvements implemented in the second quarter, total cash cost per ounce decreased to $1,126 (US$1,109) in the first half of the year, from $1,276 (US$1,277) in the similar period of the prior year.

The Corporation expects Beaufor Mine production levels in the latter half of 2013 to continue to benefit from recently implemented mine sequencing and efficiency improvement measures. As such, 2013 annual production at this mine is expected to be closer to the 25,000 ounce level, up from previous guidance of 20,000 ounces.

Camflo Mill

The Camflo Mill processed 59,048 tonnes in the second quarter of 2013, and 96,383 tonnes in the first six months of 2013, up 22% and 14%, respectively, over the prior year’s levels. The quarterly and first half figures both included 7,711 tonnes and 8,494 tonnes from the W Zone and Monique bulk samples, respectively. Also included are 5,086 tonnes from the discontinued Francoeur Mine in the three and six-month periods of 2013, versus 20,477 tonnes in comparable periods of 2012. With the added material from the W Zone and Monique projects, the Camflo Mill is currently running at full capacity (1,200 tonnes per day), a level expected to continue for the remainder of 2013 and through 2014.

Board of Directors News

Richmont Mines would also like to announce that Mr. Sam Minzberg has resigned from the Corporation’s Board of Directors. Richmont would like to thank Mr. Minzberg for his valuable contribution over the past three years.

Corporate News: Letter of Offer received for up to US$50 Million Senior Secured Credit Facility

In mid-June, Richmont announced that it had secured a Letter of Offer for a Senior Secured Credit Facility for up to US$50 million from Macquarie Bank Limited to fund the long-term development of the Island Gold Deep project, and for working capital commitments at the Island Gold Mine. The Corporation expects to finalize the terms and conditions of the Credit Facility and to conclude the financing in the third quarter. The Island Gold Deep project contains estimated Inferred mineral resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces as at January 25, 2013. Located at a depth of between 450 metres and 1,000 metres, Island Gold Deep is sub-vertical, is open in all directions, and appears to be an extension of the areas currently being mined in the Island Gold Mine above, but at higher grades and greater widths. The Corporation has a capital budget for the project of $17 million in 2013, with work focused on extending the ramp at depth to establish a more optimal horizon for definition drilling and to access the deposit in order to begin mining operations. Additional details can be found in the June 17, 2013 press release entitled “Richmont Mines obtains letter of offer for Senior Credit Facility for up to US$50 Million from Macquarie Bank Limited to advance Island Gold Deep Project”.

09
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Island Gold Deep Project Update

The Corporation spent $4.5 million on the development of the Island Gold Deep Project during the second quarter of 2013, bringing year-to-date investment to $6.0 million out of the total planned 2013 budget of $17 million. The development of the project continues to advance well. Work completed during the quarter includes 315 linear metres of ramp development, bringing the year-to-date total to 437 metres. As of the end of the second quarter the ramp had reached a vertical depth of 510 metres, and is on track to attain a vertical depth of 570 metres by the end of 2013. An internal study is currently underway to ascertain the optimal levels to establish an exploration drift and our initial mining horizon. A total of 13,797 metres of exploration drilling were completed during the quarter, bringing the total to 25,389 metres year-to-date, in line with the Corporation’s expectations and budget. There are two drills active on completing the exploration drilling program at Island Gold Deep, with an additional two drills active between the 400 metre and 500 metre levels aimed at converting existing resources into reserves and identifying new resources in those upper horizons. The Corporation expects to complete a new resource estimate for the project incorporating results from recent exploration drilling, in the third quarter of 2013.

Exploration costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Exploration costs - Mines
Island Gold	1,157	2,984	2,620	4,999
Beaufor	639	589	1,236	929

	1,796	3,573	3,856	5,928

Exploration costs - Other properties
Wasamac	407	2,827	881	4,931
Monique	41	86	202	576
Other	149	42	227	190
Project evaluation	139	120	287	243

Exploration and project evaluation before depreciation and exploration tax credits	2,532	6,648	5,453	11,868

Depreciation	74	23	150	56
Exploration tax credits	(327)	(1,362)	(638)	(2,451)

	2,279	5,309	4,965	9,473

10
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

W Zone Gold Project

Richmont invested $1.0 million on the advancement of the W Zone, a near-surface satellite deposit on the Beaufor Mine property, during the second quarter of 2013. Work completed during the period includes an additional 722 metres of ramp and horizontal drift development. At the end of the second quarter, the ramp had been extended to the fourth sub-level out of a total planned six sub-levels. In mid-June, the Corporation announced that it had completed a successful bulk sampling phase for the project, and that the project would proceed to commercial production. Development of the W Zone, from which material was used to complete the 7,700 tonne bulk sample, confirmed our understanding of the mineralized zone, and validated our expectations of average mineralized widths, mill recovery rates and metallurgical results. In addition, results derived from both development and milling confirmed the project’s estimated Probable Reserves of 132,251 tonnes at a grade of 7.21 g/t for 30,680 ounces of reserves as at December 31, 2012. The project is expected to start commercial production in early October, and to generate additional gold production of approximately 3,000 ounces during the fourth quarter of 2013. Please see the June 19, 2013 press release entitled “Richmont Mines announces successful W Zone bulk sample; Makes decision to proceed to commercial production” for details.

Monique Gold Project

Important progress was made during the second quarter of 2013 at the Monique Gold Project, an open-pit operation located 25 km east of Val-d’Or, Quebec. A total of $5.2 million was spent during the period on overburden removal efforts and the installation of exploration surface infrastructure. At the end of the quarter, 1.1 million tonnes of the anticipated total overburden tonnage had been removed. On July 31, 2013, the Corporation announced that it had completed a successful bulk sampling phase for the project. As a result, an estimated mineral Reserve was established for Monique, and the decision was made to proceed to commercial production. Results from the 8,494 tonne bulk sample phase correlated with metallurgical expectations, generating 717 ounces of gold with an average head grade of 2.76 g/t and a mill recovery rate of 95.1%, and confirmed the geological model for the project. Richmont established open-pit Proven and Probable Reserves at Monique of 485,737 tonnes, grading 2.29 g/t for 35,698 ounces at July 1, 2013. In addition, the project has estimated underground Indicated Resources of 107,531 tonnes, grading 4.88 g/t, for 16,858 ounces located directly beneath the open-pit. The Corporation will file an updated 43-101 technical report on SEDAR (www.sedar.com) within 45 days of the July 31, 2013 release date. Commercial production of 22,500 tonnes per month is expected to begin in early October, generating additional gold production of approximately 4,500 ounces during the fourth quarter of 2013. A commercial production rate of 22,500 tonnes per month expected to continue through 2014. Please see the press release entitled “Richmont Mines announces successful Monique bulk sample; Reserve estimate established, proceeding to commercial production” for full details.

11
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2013	2013	2012	2012	2012	2012	2011	2011

PRINCIPAL FINANCIAL DATA

Revenues	17,835	23,398	24,928	25,000	23,686	28,104	32,285	30,404

Net earnings (loss) from continuing operations	(1,090)	(2,240)	(2,641)	498	(2,923)	2,089	6,121	6,120

Net loss from discontinued operation[1]	-	-	(13,854)	(182)	(27,943)	(59)	(15)	(33)

Net earnings (loss)	(1,090)	(2,240)	(16,495)	316	(30,866)	2,030	6,106	6,087

Cash flows from (used in) operating activities	(2,966)	(6,775)	104	5,183	(4,460)	6,829	9,702	11,893

Investments in property, plant and equipment	14,218	9,344	6,378	9,771	9,780	11,925	10,401	7,558

KEY PER-SHARE DATA

Net earnings (loss)
basic (CAN$)	(0.03)	(0.06)	(0.42)	0.01	(0.92)	0.06	0.19	0.19
diluted (CAN$)	(0.03)	(0.06)	(0.42)	0.01	(0.92)	0.06	0.18	0.19

OUNCES OF GOLD SOLD	12,826	14,261	14,810	14,890	14,611	16,430	18,992	17,832

KEY PER-OUNCE OF GOLD DATA[2] (US$)

Selling price	1,367	1,610	1,680	1,676	1,618	1,687	1,716	1,720

Average cash cost	999	1,285	1,116	1,007	1,097	964	882	894
Depreciation and depletion	151	149	170	166	161	140	143	136

Total cost	1,150	1,434	1,286	1,173	1,258	1,104	1,025	1,030

[1]	Net of taxes.
[2]	Excluding Francoeur Mine.

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues in the third and fourth quarters of 2011 were higher compared to other more recent quarters primarily as a result of higher gold sales and a higher average selling price per ounce of gold. Lower revenues in the second quarter of 2013 are primarily attributable to the lowest number of gold ounces being sold, and the lowest average selling price per ounce over the last eight quarters. In the first quarter of 2013 and in all four quarters of 2012, net earnings were lower compared to results in 2011 primarily as a result of higher cost of sales and the Corporation’s expanded exploration and project evaluation program. The 2012 second quarter results included a $27.9 million after-tax write-down on the Francoeur Mine assets and a severance payment of $0.8 million after-tax, whereas the fourth quarter results of the same year included a $13.9 million after-tax write-off of the discontinued Francoeur Mine assets. The strong net earnings in the third and fourth quarters of 2011 benefited from lower production costs, and the highest selling price per ounce ever realized by the Corporation.

12
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels from Q3 2011 through Q2 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At June 30, 2013, cash and cash equivalents totaled $26.5 million, down from the March 31, 2013 level of $43.8 million, and the December 31, 2012 year-end level of $59.8 million. The decrease from the December 31, 2012 level reflects the $23.6 million spent on capital expenditures in the first six months of 2013, and the Corporation’s ($9.7) million of operational cash flows during the six-month period that includes a $10.7 million increase in non-cash working capital. At the end of the second quarter of 2013, Richmont had $29.5 million in working capital, down from the $54.3 million at December 31, 2012. This reflects a decrease in cash and cash equivalents, and an increase in receivables, exploration and tax credit receivable and inventories.

CAPITAL RESOURCES

During the six-month period ended on June 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million. As of June 30, 2013, the Corporation had 39.6 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2012 to June 30, 2013, with the exception of the commitment mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2012, please refer to the 2012 Management’s Discussion and Analysis, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

On June 17, 2013, the Corporation announced that it had secured a letter of offer for a senior secured credit facility for up to US$50.0 million. This facility consists of three Tranches: Tranches A and B for an amount of US$12.5 million each and Tranche C for up to US$25.0 million, all of which are subject to certain conditions being met prior to drawdown. The Corporation expects to finalize the terms and conditions of the credit facility and to conclude the financing in the third quarter of 2013.

RELATED PARTIES TRANSACTIONS

The corporate secretary is a partner at a law firm. During the three-month period ended June 30, 2013, the Corporation received professional services from this firm for a total consideration of $0.04 million, including taxes ($0.16 million in the second quarter of 2012). During the six-month period ended June 30, 2013, the Corporation received professional services from this firm for a total consideration of $0.06 million, including taxes ($0.31 million in the first half of 2012).

13
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. In addition to a number of estimates that were involved in the calculation of the write-down of the Francoeur Mine in 2012, elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 20, 2013, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at June 30, 2013 and 2012, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2013 and June 30, 2012, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions, contract payment holdback and finance leases obligations as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions, contract payment holdback and finance leases obligations are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price of the stock.

14
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CHANGES TO ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements

The Amendments to IAS 1 require entities to group items presented in other comprehensive income (“OCI”) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards

A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

15
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011

The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

16
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of the business performance.

The adjusted net earnings of 2012 exclude the severance compensation to the Corporation’s ex-President and CEO and charges related to the discontinued operation of the Francoeur Mine. All of these adjustments are net of taxes.

The following table is a reconciliation of net loss to adjusted net earnings (loss) on a consolidated basis.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Net loss	(1,090)	(30,866)	(3,330)	(28,836)
Adjustments, net of taxes:
Severance compensation to the Corporation’s
ex-President and CEO	-	795	-	1,456
Charges related to the discontinued operation of the
Francoeur Mine	-	27,943	-	28,002

Adjusted net earnings (loss)	(1,090)	(2,128)	(3,330)	622

Basic weighted average number of common shares outstanding (in thousands)	39,596	33,532	39,591	33,353

Adjusted net earnings (loss) per share	(0.03)	(0.06)	(0.08)	0.02

GENERAL INFORMATION

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

17
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending June 30, 2013 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

18
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

19
AUGUST 2, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at August 1, 2013. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

20
AUGUST 2, 2013	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
Ended June 30, 2013

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	17,835	23,686	41,233	51,790
Cost of sales (note 4)	15,220	18,468	36,170	36,943

GROSS PROFIT	2,615	5,218	5,063	14,847

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	2,279	5,309	4,965	9,473
Administration (note 6)	1,571	3,544	3,693	6,273
Loss on disposal of long-term assets	1	59	35	59
Other revenues	(26)	(12)	(30)	(13)

	3,825	8,900	8,663	15,792

OPERATING LOSS	(1,210)	(3,682)	(3,600)	(945)

Financial expenses (note 8)	24	238	50	398
Financial revenues (note 9)	(173)	(249)	(391)	(502)

LOSS BEFORE MINING AND INCOME TAXES	(1,061)	(3,671)	(3,259)	(841)

MINING AND INCOME TAXES	29	(748)	71	(7)

NET LOSS FROM CONTINUING OPERATIONS	(1,090)	(2,923)	(3,330)	(834)

NET LOSS FROM DISCONTINUED OPERATION	-	(27,943)	-	(28,002)

NET LOSS FOR THE PERIOD	(1,090)	(30,866)	(3,330)	(28,836)

LOSS PER SHARE
Basic loss per share
Loss from continuing operations	(0.03)	(0.09)	(0.08)	(0.02)
Loss from discontinued operation	-	(0.83)	-	(0.84)

Basic net loss	(0.03)	(0.92)	(0.08)	(0.86)

Diluted loss per share
Loss from continuing operations	(0.03)	(0.09)	(0.08)	(0.02)
Loss from discontinued operation	-	(0.83)	-	(0.84)

Diluted net loss	(0.03)	(0.92)	(0.08)	(0.86)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,532	39,591	33,353

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,601	33,682	39,605	33,694

The accompanying notes are an integral part of the interim consolidated financial statements.

22
AUGUST 2, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

NET LOSS FOR THE PERIOD	(1,090)	(30,866)	(3,330)	(28,836)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED
SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	(6)	(30)	(18)	(252)
Realized gains on sale of available-for-sale financial assets transferred to net earnings	(12)	-	(12)	(89)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAXES	(18)	(30)	(30)	(341)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,108)	(30,896)	(3,360)	(29,177)

The accompanying notes are an integral part of the interim consolidated financial statements.

23
AUGUST 2, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed	Retained	financial
	Share capital	surplus	deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares:
Exercise of share options	89	(27)	-	-	62

Share-based compensation	-	753	-	-	753

Transactions with Richmont Mines shareholders
	89	726	-	-	815

Net loss for the period	-	-	(3,330)	-	(3,330)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(3,330)	(30)	(3,360)

BALANCE AT JUNE 30, 2013	132,202	9,788	(26,172)	-	115,818

The accompanying notes are an integral part of the interim consolidated financial statements.

24
AUGUST 2, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed	Retained	financial
	Share capital	surplus	earnings	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Exercise of share options	2,164	(650)	-	-	1,514

Convertible debentures -
Equity component, net impact	-	910	-	-	910
Deferred income and mining tax liabilities	-	(240)	-	-	(240)

Share-based compensation	-	1,303	-	-	1,303

Transactions with Richmont Mines shareholders	2,164	1,323	-	-	3,487

Net loss for the period	-	-	(28,836)	-	(28,836)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(252)	(252)
Reclassification to net earnings, net of taxes	-	-	-	(89)	(89)

Total comprehensive loss for the period	-	-	(28,836)	(341)	(29,177)

BALANCE AT JUNE 30, 2012	107,036	8,011	(6,663)	60	108,444

The accompanying notes are an integral part of the interim consolidated financial statements.

25
AUGUST 2, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	26,459	59,810
Shares of publicly-traded companies	-	30
Receivables	4,610	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	5,519	3,485
Inventories (note 10)	10,498	7,764

	48,002	74,926

RESTRICTED DEPOSITS (note 13 a)	771	684

PROPERTY, PLANT AND EQUIPMENT (note 11)	87,649	65,150

DEFERRED INCOME AND MINING TAX ASSETS	7,835	7,484

TOTAL ASSETS	144,257	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	16,707	17,356
Income and mining taxes payable	879	1,972
Current portion of long-term debt	536	932
Current portion of asset retirement obligations	370	370

	18,492	20,630

LONG-TERM DEBT (note 12)	1,345	702

ASSET RETIREMENT OBLIGATIONS (note 13 b)	6,413	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	2,189	2,174

TOTAL LIABILITIES	28,439	29,881

EQUITY
Share capital (note 14)	132,202	132,113
Contributed surplus	9,788	9,062
Retained deficit	(26,172)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	115,818	118,363

TOTAL LIABILITIES AND EQUITY	144,257	148,244

The accompanying notes are an integral part of the interim consolidated financial statements.

26
AUGUST 2, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,090)	(30,866)	(3,330)	(28,836)
Adjustments for:
Depreciation and depletion	2,333	2,487	4,801	4,909
Impairment loss on Francoeur Mine’s assets	-	33,189	-	33,189
Taxes paid	-	(1,457)	(1,500)	(2,485)
Interest revenues	(118)	(198)	(271)	(389)
Interest and accretion expenses on long-term debt	5	223	12	369
Share-based compensation	498	817	1,120	1,303
Accretion expense – asset retirement obligations	19	17	38	33
Loss (gain) on disposal of long-term assets	(13)	59	19	59
Gain on disposal of shares of publicly-traded companies	(12)	(3)	(12)	(92)
Mining and income taxes	29	(6,063)	71	(5,322)

	1,651	(1,795)	948	2,738

Net change in non-cash working capital items (note 15)	(4,617)	(2,665)	(10,689)	(369)

Cash flows from (used in) operating activities	(2,966)	(4,460)	(9,741)	2,369

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	12	3	12	194
Restricted deposits	(87)	-	(87)	(394)
Interest received	130	207	291	417
Property, plant and equipment – Island Gold Mine	(3,346)	(2,240)	(6,458)	(4,555)
Property, plant and equipment – Island Gold Deep Project	(4,499)	-	(6,022)	-
Property, plant and equipment – Beaufor Mine	(30)	(152)	(238)	(621)
Property, plant and equipment – W Zone Project	(1,021)	(2,560)	(2,902)	(5,245)
Property, plant and equipment – Monique Project	(5,235)	-	(7,457)	-
Property, plant and equipment – Francoeur Mine	-	(3,875)	-	(10,241)
Property, plant and equipment – Other	(87)	(953)	(485)	(1,043)
Disposition of property, plant and equipment	57	65	145	65

Cash flows used in investing activities	(14,106)	(9,505)	(23,201)	(21,423)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	-	10,000
Issue of common shares	-	421	62	1,514
Interest paid	(5)	(190)	(12)	(317)
Payment of finance leases obligations	(231)	(92)	(459)	(187)

Cash flows from (used in) financing activities	(236)	139	(409)	11,010

Net change in cash and cash equivalents	(17,308)	(13,826)	(33,351)	(8,044)

Cash and cash equivalents, beginning of period	43,767	69,314	59,810	63,532

Cash and cash equivalents, end of period	26,459	55,488	26,459	55,488

The accompanying notes are an integral part of the interim consolidated financial statements.

27
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Changes to accounting policies

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements
The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards
A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

28
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011
The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

3.	Revenues

Revenues include revenue from gold sales, silver sales and custom milling.

29
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Operating costs	12,651	15,443	30,733	30,694
Royalties	368	580	892	1,176
Custom milling costs	-	-	-	259
Depreciation and depletion	2,201	2,445	4,545	4,814

	15,220	18,468	36,170	36,943

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Island Gold Mine	1,157	2,984	2,620	4,999
Beaufor Mine	639	589	1,236	929
Wasamac property	407	2,827	881	4,931
Monique property	41	86	202	576
Other properties	149	42	227	190
Project evaluation	139	120	287	243

Exploration and project evaluation before depreciation and exploration tax credits	2,532	6,648	5,453	11,868

Depreciation	74	23	150	56
Exploration tax credits	(327)	(1,362)	(638)	(2,451)

	2,279	5,309	4,965	9,473

6.	Administration

The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Salaries, director’ fees and related benefits	773	726	1,617	1,417
Severance compensation	-	1,083	-	1,986
Share-based compensation	306	817	929	1,303
Depreciation	60	20	105	39
Others	432	898	1,042	1,528

	1,571	3,544	3,693	6,273

30
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Options in circulation that were issued under this previous plan, will continue to have the same conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at June 30, 2013 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2013		June 30, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,338	6.56	1,378	6.44
Expired	-	-	(10)	3.20
Forfeited	(35)	5.05	(35)	5.05
Exercised	-	-	(30)	2.07

Options outstanding, end of period	1,303	6.60	1,303	6.60

Exercisable options, end of period	758	4.93	758	4.93

The following table summarizes information about the Corporation’s Initial Plan at June 30, 2013:

	Options outstanding at June 30, 2013			Exercisable options at
				June 30, 2013
		Weighted average	Weighted		Weighted
Exercise	Number	remaining	average	Number of	average
price	of options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.80 to $1.95	63	0.4	1.82	63	1.82
$2.83 to $3.86	144	1.1	3.38	110	3.34
$4.12 to $5.41	586	1.8	4.58	462	4.48
$6.86 to $8.26	122	3.6	7.07	52	7.11
$10.87 to $12.03	388	2.2	11.47	71	11.54

	1,303	2.0	6.60	758	4.93

31
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

b.1)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Four types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at June 30, 2013 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2013		June 30, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	932	4.95	900	5.05
Granted	20	2.02	55	2.33
Forfeited	(16)	3.05	(19)	3.26

Options outstanding, end of period	936	4.92	936	4.92

Exercisable options, end of period	180	4.84	180	4.84

The following table summarizes information about the Corporation’s New Plan at June 30, 2013:

	Options outstanding at			Exercisable options at
	June 30, 2013			June 30, 2013
		Weighted			Weighted
Exercise	Number of	average	Weighted	Number of	average
price	options	remaining	average	options	exercise
	(in	contractual life	exercise price	(in	price
	thousands)	(years)	$	thousands)	$

$2.02 to $2.51	55	4.8	2.33	11	2.33
$3.05 to $4.36	458	4.3	3.65	92	3.65
$6.57	352	4.9	6.57	70	6.57
$6.98	71	2.2	6.98	7	6.98

	936	4.4	4.92	180	4.84

32
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

b.2)	In March and in August 2012, the Corporation signed agreements with eleven employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is 5.5 million dollars. The cost and liability recorded for the six-month period ended June 30, 2013 to this effect are $464, which correspond to the best estimate of the expense and liability accrued during that period relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

c)	In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61 and they expire in May 2019. As at June 30, 2013, all options are outstanding and 64,935 options are exercisable.

d)	During the six-month period ended June 30, 2013, the Corporation granted 55,000 share options to employees (1,247,375 for the six-month period ended June 30, 2012 to directors and an officer). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.03 for each option ($3.53 in 2012).

8.	Financial expenses

The financial expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Accretion expense – asset retirement obligations	19	16	38	30
Interest on finance lease obligations	5	-	12	-
Interest and accretion expenses on convertible debentures	-	222	-	368

	24	238	50	398

9.	Financial revenues

The financial revenues include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Interest on cash and cash equivalents	115	198	267	389
Gain on disposal of shares of publicly-traded companies	12	3	12	92
Foreign exchange gain	46	48	112	21

	173	249	391	502

33
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

10.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2013	2012
	$	$
		(Audited)

Precious metals	1,838	769
Ore	4,718	2,949
Supplies	3,942	4,046

	10,498	7,764

During the six-month period ended June 30, 2013, a write-down of inventories of $11 was recognized as an expense (none in the comparable period of 2012). There was no reversal of write-down during the first six months of 2013 and 2012.

34
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Additions	-	10,499	921	3,443	14,863	280	129	409	13,588	28,860
Disposals and write-off	-	-	-	(25)	(25)	(50)	(117)	(167)	-	(192)
Exploration tax credits	-	-	-	-	-	-	-	-	(1,396)	(1,396)
Transfers	(350)	-	22	549	221	(28)	(1,053)	(1,081)	860	-
Balance at June 30, 2013	1,615	69,213	11,255	25,858	107,941	2,748	4,220	6,968	27,888	142,797
Depreciation and depletion
Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Depreciation and depletion	14	2,658	526	1,372	4,570	67	164	231	-	4,801
Disposals and write-off	-	-	-	(13)	(13)	(15)	-	(15)		(28)
Transfers	-	-	-	(72)	(72)				72	-
Balance at June 30, 2013	981	35,526	5,608	11,981	54,096	345	635	980	72	55,148
Carrying amount at June 30, 2013	634	33,687	5,647	13,877	53,845	2,403	3,585	5,988	27,816	87,649

35
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	June 30,	December 31,
	2013	2012
	$	$
		(Audited)

Finance leases obligations	536	995
Long-term share-based compensation (note 7 b.2)	1,103	639
Contract payment holdback	242	-

	1,881	1,634

Current portion	536	932

	1,345	702

During the year ended on December 31, 2012, the Corporation acquired rolling stock via two finance leases. The Corporation benefits from an option of a lower purchase price at the end of these two contracts. The first finance lease obligation has a carrying value of $263. The net carrying value of the rolling stock under finance lease amounts to $831. The second finance lease obligation has a carrying value of $273. The net carrying value of the rolling stock under finance lease amounts to $752.

The contract payment holdback represents an amount that is payable to a supplier for work that has already been completed. This amount is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements.

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

36
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at June 30, 2013, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2013:

June 30,
2013
$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594
Beaufor Mine	107
Other	10

711

Others	60

771

Letters of credit
Camflo Mill	1,332
Island Gold Mine (Kremzar property)	979
Francoeur Mine	239

2,550

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2013 and December 31, 2012:

	June 30,	December 31,
	2013	2012
	$	$
		(Audited)

Camflo Mill	3,783	3,759
Island Gold Mine	1,420	1,411
Beaufor Mine	760	755
Francoeur Mine	820	820

	6,783	6,745

Current portion	370	370

	6,413	6,375

37
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2013		June 30, 2013
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	39,596	132,202	39,566	132,113
Issue of shares for cash Exercise of stock options	-	-	30	89

Balance, end of period	39,596	132,202	39,596	132,202

Issue of shares

During the six-month period ended on June 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options and received cash proceeds in the amount of $62. Contributed surplus was reduced by $27 which represents the recorded fair value of the exercised stock options.

15.	Consolidated statements of cash flows

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Change in non-cash working capital items

Receivables	(1,617)	759	(1,709)	52
Exploration tax credits receivable	(328)	(1,360)	(638)	367
Inventories	(2,341)	(1,429)	(2,734)	(1,828)
Payables, accruals and provisions	(331)	(635)	(5,608)	1,040

	(4,617)	(2,665)	(10,689)	(369)

Supplemental information
Transaction with no impact on cash flows:

Change in payables, accruals and provisions related to property, plant and equipment	365	(712)	4,959	(441)

In 2013, an amount of $1,396, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items. Furthermore, an amount of $96, included in long-term share-based compensation, was registered as an increase in property, plant and equipment. This amount is not included in the investing activities section. Finally, an amount of $242, registered as a contract payment holdback is not included in the additions of property, plant and equipment for Island Gold Deep Project.

38
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

16.	Commitment

On June 17, 2013, the Corporation announced that it had secured a letter of offer for a Senior Secured Credit Facility for up to US$50.0 million. This facility consists of three Tranches: Tranches A and B for an amount of US$12.5 million each and Tranche C for up to US$25.0 million, all of which will be subject to certain conditions being met prior to drawdown. The Corporation expects to finalize the terms and conditions of the credit facility and to conclude the financing in the third quarter of 2013.

17.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2013 compared to annual financial statements of 2012 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended June 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	9,600	9,107	18,707	-	(872)	17,835
Cost of sales	6,728	9,524	16,252	-	(1,032)	15,220

Gross profit	2,872	(417)	2,455	-	160	2,615

Exploration and project evaluation	553	1,156	1,709	433	137	2,279
Administration	-	-	-	1,571	-	1,571
Loss (Gain) on disposal of long-term assets	(16)	1	(15)	-	16	1
Other revenues	(8)	(22)	(30)	-	4	(26)

	529	1,135	1,664	2,004	157	3,825

Operating earnings (loss)	2,343	(1,552)	791	(2,004)	3	(1,210)

Financial expenses	15	4	19	5	-	24
Financial revenues	(9)	-	(9)	(167)	3	(173)

Earnings (loss) before taxes	2,337	(1,556)	781	(1,842)	-	(1,061)

Addition to property, plant and equipment	6,292	7,845	14,137	81	-	14,218

39
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	18,096	24,009	42,105	-	(872)	41,233
Cost of sales	15,386	21,816	37,202	-	(1,032)	36,170

Gross profit	2,710	2,193	4,903	-	160	5,063

Exploration and project evaluation	1,311	2,619	3,930	898	137	4,965
Administration	-	-	-	3,693	-	3,693
Loss (Gain) on disposal of long-term assets	(16)	1	(15)	34	16	35
Other revenues	(9)	(25)	(34)	-	4	(30)

	1,286	2,595	3,881	4,625	157	8,663

Operating earnings (loss)	1,424	(402)	1,022	(4,625)	3	(3,600)

Financial expenses	29	9	38	12	-	50
Financial revenues	(11)	-	(11)	(383)	3	(391)

Earnings (loss) before taxes	1,406	(411)	995	(4,254)	-	(3,259)

Addition to property, plant and equipment	10,708	12,480	23,188	374	-	23,562

	June 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of financial	Quebec	Ontario	segments	and others	operation	Total
position	$	$	$	$	$	$

Current assets	10,713	10,227	20,940	27,062	-	48,002
Restricted deposits	107	594	701	70	-	771
Property, plant and equipment	33,510	47,706	81,216	6,433	-	87,649
Deferred income and mining tax assets	-	-	-	7,835	-	7,835

Total assets	44,330	58,527	102,857	41,400	-	144,257

Current liabilities	7,910	6,950	14,860	3,632	-	18,492
Long-term debt	-	242	242	1,103	-	1,345
Asset retirement obligations	4,543	1,420	5,963	450	-	6,413
Deferred income and mining tax liabilities	-	-	-	2,189	-	2,189

Total liabilities	12,453	8,612	21,065	7,374	-	28,439

40
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	6,276	17,410	23,686	-	-	23,686
Cost of sales	6,954	11,514	18,468	-	-	18,468

Gross profit	(678)	5,896	5,218	-	-	5,218

Exploration and project evaluation	662	2,984	3,646	1,731	(68)	5,309
Administration	-	-	-	3,544	-	3,544
Loss (Gain) on disposal of long-term assets	(4)	40	36	23	-	59
Other revenues	(13)	-	(13)	-	1	(12)

	645	3,024	3,669	5,298	(67)	8,900

Operating earnings (loss)	(1,323)	2,872	1,549	(5,298)	67	(3,682)

Financial expenses	14	4	18	222	(2)	238
Financial revenues	(27)	-	(27)	(222)	-	(249)

Earnings (loss) before taxes and discontinued operation	(1,310)	2,868	1,558	(5,298)	69	(3,671)

Net loss from discontinued operation	(27,943)	-	(27,943)	-	-	(27,943)

Addition to property, plant and equipment	6,683	2,240	8,923	857	-	9,780

41
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30, 2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	17,496	34,294	51,790	-	-	51,790
Cost of sales	14,799	22,144	36,943	-	-	36,943

Gross profit	2,697	12,150	14,847	-	-	14,847

Exploration and project evaluation	1,132	4,999	6,131	3,468	(126)	9,473
Administration	-	-	-	6,273	-	6,273
Loss (Gain) on disposal of long-term assets	(4)	40	36	23	-	59
Other revenues	(15)	-	(15)	-	2	(13)

	1,113	5,039	6,152	9,764	(124)	15,792

Operating earnings (loss)	1,584	7,111	8,695	(9,764)	124	(945)

Financial expenses	27	7	34	368	(4)	398
Financial revenues	(27)	-	(27)	(475)	-	(502)

Earnings (loss) before taxes and discontinued operation	1,584	7,104	8,688	(9,657)	128	(841)

Net loss from discontinued operation	(28,002)	-	(28,002)	-	-	(28,002)

Addition to property, plant and equipment	16,261	4,555	20,816	889	-	21,705

	December 31, 2012 (Audited)
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of financial	Quebec	Ontario	segments	and others	operation	Total
position	$	$	$	$	$	$

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

42
AUGUST 2, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

18.	Approval of Financial Statements

The interim consolidated financial statements for the period ending June 30, 2013 were approved for publication by the Board of Directors on August 1st, 2013.

43
AUGUST 2, 2013	RICHMONT MINES INC.

www.richmont-mines.com